PIMCO INVESTMENTS LLC

(SEC Identification No. 8-68686)

Financial Statements and Supplementary Information

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

Allianz Asset Management

Allianz Asset Management

February 27, 2017

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Re: PIMCO Investments LLC (the "Firm")
Annual Audited Financial Statements (SEC-File Number 8-68686)

Ladies and Gentlemen:

Enclosed please find two originally signed copies of the Firm's audited Financial Statements and Supplementary Information as of December 31, 2016, and for the year then ended, two originally signed copies of the Firm's audited Statement of Financial Condition as of December 31, 2016 and one originally signed copy of the Firm's Exemption Report for the year ended December 31, 2016.

Should you have any questions or require additional information, please feel free to contact me at (949) 219-2268.

Please acknowledge receipt of the related enclosure by stamping and returning the copy of this letter in the envelope provided.

Sincerely,

Colleen M. Martin
Chief Financial Officer

Enclosures (5)

Allianz Asset Management of America LP
650 Newport Center Dr.
Newport Beach, CA 92660
Phone: 949.219.2200

17008602

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PIMCO INVESTMENTS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 BROADWAY, 45TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

COLLEEN MARTIN (949) 219-2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE	NEW YORK	NEW YORK	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, COLLEEN MARTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PIMCO INVESTMENTS LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER

Title

PLEASE SEE ATTACHED JURAT

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT
GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. ~~__________~~
2. ~~__________~~
3. ~~__________~~
4. ~~__________~~
5. ~~__________~~
6. ~~__________~~

Signature of Document Signer No. 1 | *Signature of Document Signer No. 2 (if any)*

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 9th day of FEBRUARY, 2017, by
Date *Month* *Year*

(1) Colleen McGhiey Martin

(2) ______________________

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DEBRA SUE BUSCEMI
Commission # 2037350
Notary Public - California
Orange County
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Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report - Form X-17A-5 Part III - PIMCO INV LLC

Document Date: Period 01/01/16 - 12/31/16 Number of Pages: 2

Signer(s) Other Than Named Above: ______________________

PIMCO INVESTMENTS LLC

Table of Contents

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Member
PIMCO Investments LLC:

We have audited the accompanying statement of financial condition of PIMCO Investments LLC, as of December 31, 2016, and the related statements of income, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PIMCO Investments LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 24, 2017

PIMCO INVESTMENTS LLC

Statement of Financial Condition

December 31, 2016

Assets

Current assets:		
Cash and cash equivalents	$	105,379,773
Distribution and servicing fees receivable		30,734,619
Receivable from affiliates		19,962,878
Deferred sales charges		2,097,921
Prepaid expenses		1,032,188
Total assets	$	159,207,379

Liabilities and Member's Capital

Current liabilities:		
Commissions payable	$	46,757,738
Accounts payable and accrued expenses		6,672,064
Accrued compensation		4,156,903
Payable to affiliates		814,605
Other		273,666
Total current liabilities		58,674,976
Other accrued compensation		10,675
Total liabilities		58,685,651
Member's capital		100,521,728
Total liabilities and member's capital	$	159,207,379

See accompanying notes to financial statements.

PIMCO INVESTMENTS LLC

Statement of Income

Year ended December 31, 2016

Revenues:		
Distribution and servicing fees	$	339,959,999
Marketing service fees		513,322,716
Sales commissions and other		4,787,487
Interest income		97,288
Total revenues		858,167,490
Expenses:		
Commissions		331,418,244
Compensation and benefits		227,823,043
Marketing and promotional		49,916,640
General and administrative		20,111,098
Professional		4,342,282
Occupancy and equipment		2,749,919
Insurance		1,071,604
Other		2,102,637
Total expenses		639,535,467
Net income	$	218,632,023

See accompanying notes to financial statements.

PIMCO INVESTMENTS LLC

Statement of Changes in Member's Capital

Year ended December 31, 2016

Member's capital, beginning of year	$	122,889,705
Net income		218,632,023
Distributions		(241,000,000)
Member's capital, end of year	$	100,521,728

See accompanying notes to financial statements.

PIMCO INVESTMENTS LLC

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 218,632,023
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in:	
Distribution and servicing fees receivable	1,176,898
Deferred sales charges	331,162
Receivable from affiliates	34,728,537
Other current assets	197
Prepaid expenses	71,797
Commissions payable	(106,016)
Accounts payable and accrued expenses	(3,436,550)
Payable to affiliates	(96,166)
Accrued compensation	(1,262,598)
Other current liabilities	110,832
Other accrued compensation	10,675
Net cash provided by operating activities	250,160,791
Cash flows from financing activities:	
Distributions	(241,000,000)
Net cash used in financing activities	(241,000,000)
Net increase in cash and cash equivalents	9,160,791
Cash and cash equivalents, beginning of year	96,218,982
Cash and cash equivalents, end of year	$ 105,379,773

See accompanying notes to financial statements.

(1) Organization and Business

PIMCO Investments LLC (PI or the Company) is a single-member limited liability company, wholly owned by Pacific Investment Management Company LLC (PIMCO), which in turn is majority owned by Allianz Asset Management of America L.P. (AAM LP). PI is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Allianz SE indirectly owns the majority interest of AAM LP. Allianz SE is an international financial services company engaged in property and casualty protection, life and health insurance, and asset management.

PI serves as the distributor and provides shareholder services to affiliated institutional and retail mutual funds (PIMCO Mutual Funds) and exchange traded funds that are managed by PIMCO (collectively, PIMCO Funds). PI also serves as a solicitor for certain PIMCO retail managed accounts. PI provides financial intermediary support, marketing and communications support, as well as similar support for (but not underwriting of) initial public and secondary offerings of PIMCO closed-end funds (Closed-End Funds).

PI does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

PI considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions and nonaffiliated money deposit accounts that are carried at cost plus accrued income, which approximates fair value. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Income Taxes

Under current federal and applicable state tax laws and regulations, single-member limited liability companies are generally not regarded as separate tax paying entities, and, accordingly, are not themselves subject to income taxes in most jurisdictions. For tax purposes, income, loss, gain, credit, or other elements of PI are included on the member's separate income tax return. PI is subject to state and local taxes in certain jurisdictions.

The accounting standard for income taxes requires the evaluation of tax positions taken in the course of preparing PI's tax returns to determine whether tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax benefits of positions not deemed to meet the more likely than not threshold, would not be recognized. The Company's policy is to recognize interest and penalties, if any, related to uncertain tax positions as a component of other expense. There were

no uncertain tax positions identified in 2016, thus the Company did not recognize any interest or penalties.

PI's federal income tax returns remain open to examination for tax years 2013 through 2015 and the state income tax returns remain open to examination for tax years 2012 through 2015.

(c) Distribution and Servicing Fees

Distribution and servicing fees are recognized as the services are performed. Such fees are primarily based on percentages of the average daily net assets of the PIMCO Mutual Funds.

(d) Marketing Service Fees

PI and PIMCO have a marketing services agreement whereby PIMCO compensates PI for the gross sales and retention of certain PIMCO Funds. The sales component of the marketing service fees is based on a per transaction basis and the retention component of the marketing service fees is based on percentages of the fair value of the PIMCO Funds. The marketing service fees are recognized as revenue by the Company as the services are performed.

(e) Sales Commissions

Revenue associated with the sale of Class A shares of PIMCO Mutual Funds is recorded on a trade-date basis, and is primarily based on a percentage of the share's public offering price.

(f) Deferred Sales Charges

Sales commissions paid to third party intermediaries in connection with the sale of shares of affiliated mutual funds sold without a front-end sales charge are capitalized. These capitalized commission payments are sold to PIMCO at cost in the month subsequent to origination.

(g) Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

(h) Comprehensive Income

PI did not have items of other comprehensive income for the year ended December 31, 2016.

(3) Revenues

Pursuant to the distribution agreements with the PIMCO Mutual Funds, PI acts as principal underwriter for such funds. For providing such services, PI receives distribution and servicing fees, along with sales commission income.

PI receives distribution fees generally ranging from 0.25% to 0.75% of the average daily net assets attributable to the Class C and R shares of the PIMCO Mutual Funds, and servicing fees generally ranging from 0.10% to 0.25% of the average daily net assets attributable to Class A, C, and R shares of the PIMCO Mutual Funds. PI also earns distribution and/or servicing fees generally ranging from 0.10% to 0.45% of the average daily net assets attributable to Class D, M, Advisor and Administrative shares of the PIMCO Mutual Funds.

PI receives a sales commission, ranging from 0.75% to 5.25% of the public offering price per share, on certain sales of the Class A shares of the PIMCO Mutual Funds.

(4) Commissions and Deferred Sales Charges

Trail commissions consist of distribution and servicing payments to participating brokers for the distribution of shares, providing personal services to shareholders, and maintaining shareholder accounts. Such trail commissions, in total, can range from 0.10% to 1.00% of the average daily net assets for such PIMCO Mutual Funds.

In connection with the distribution of the Class A and Class C shares, PI advances commissions to third party intermediaries, which are capitalized as PI is entitled to recoup its marketing costs through an ongoing fee stream from the respective PIMCO Mutual Funds as well as contingent deferred sales charges. Initial commissions are generally paid at a rate of up to 1% for Class A shares (on sales of $1 million or more) and for Class C shares. The contingent deferred sales charges are collected on certain early redemptions of the shares, unless an applicable exemption applies such as if the redemption relates to balances accumulated through reinvested dividends or capital gain distributions or appreciation on the account over the amount that was invested.

The contingent deferred sales charge rate on Class C shares is 1% if redeemed during the first year following purchase for applicable PIMCO Mutual Funds. Contingent deferred sales charges may also be received on the redemption of Class A shares at a rate of 0.75% to 1% of the net asset value of the redeemed shares, if the initial purchase of such Class A shares exceeded certain thresholds.

These capitalized commission payments are sold to PIMCO at cost in the month subsequent to origination. Total sales of the deferred sales charge asset to PIMCO amounted to $29,428,149 during the year ended December 31, 2016.

(5) Related-Party Transactions

PI reimburses AAM LP for certain overhead and administrative services that are allocated based on time and usage factors. These expenses generally consist of salaries and related benefits for finance, information technology, and other general and administrative services. Costs allocated to PI for the year ended December 31, 2016 were $2,155,764, which is included in general and administrative expenses in the accompanying statement of income. PI incurred $1,790,206 in office rental expense for the year ended

(Continued)

December 31, 2016, which was allocated from AAM LP based upon square footage, and is included in occupancy and equipment in the accompanying statement of income.

PI earned $513,322,716 of marketing service fees from PIMCO for the year ended December 31, 2016.

Certain management and other employees at PIMCO provide services to PI. These services generally consist of certain sales, account management, product management, marketing, legal, compliance, and other general and administrative services. In addition, PI is receiving the benefit of external services and various overhead that is initially paid by PIMCO. PI reimburses PIMCO monthly for these services, which are allocated based on estimated time and usage factors for each PIMCO department that is providing such services. The total amount of allocated expenses for these services, which is included within each respective expense item in the accompanying statement of income, is as follows:

Expense		Allocation
Compensation and benefits	$	169,024,638
Marketing and promotional		17,515,441
General and administrative		13,407,819
Professional		3,700,605
Occupancy and equipment		875,944
Insurance		235,399
Other		586,696
Total	$	205,346,542

Included within receivable and payable to affiliates on the accompanying statement of financial condition are amounts to be received from or paid to AAM LP and PIMCO in connection with these services in addition to receivables from and payables due to other affiliates that have arisen in the ordinary course of business transactions. As of December 31, 2016, $19,962,878 and $814,605 were receivables and payables, respectively, to such affiliates.

(6) Benefit Plans

AAM LP is the sponsor of a defined contribution employee savings and retirement plan covering PI employees. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 100% of their annual compensation, as defined, and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. New employees are generally eligible on the first day of the month following the start date. After the completion of one year of credited service, the Company matches an amount up to the first 5% of annual compensation, subject to Internal Revenue Code limits, contributed by the employees. The amount of expense recorded by PI related to this plan during the year was $3,870,668, and includes an allocation of expense related to PIMCO employees who provide services to PI. Under the plan, PI may also make discretionary contributions ranging from 5.4% to 10.8% of eligible compensation. The amount of expense recorded during the same period by PI related to discretionary contributions was $6,414,095, and includes an allocation of expense related to PIMCO employees who provide services to PI. These amounts are included in compensation and benefits in the accompanying statement of income.

AAM LP has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees will be mandatorily deferred, and pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of highly compensated management employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in trust at AAM LP.

PI has various incentive compensation programs that compensate participants on the basis of increase in certain sales and provides discretionary bonuses. Compensation under these programs was $86,955,252 for the year ended December 31, 2016 and is included in compensation and benefits in the accompanying statement of income.

PIMCO has a Class M Unit Equity Participation Plan (the M Unit Plan) for certain individuals providing services to PIMCO, PI, and other affiliates. Participants in the M Unit Plan are granted options to acquire the M unit equity instrument class of PIMCO, which options vest in one-third increments on the third, fourth, and fifth anniversary of the option grant date. M unit options are converted to M units based on the appreciation of fair value of the M unit over the related vesting period. Class M units are nonvoting units of PIMCO and entitle the holder to receive quarterly distributions. The grant date fair value of the M unit option awards is amortized to compensation expense on a graded vesting attribution method over the related vesting period of each separate tranche. Compensation expense recognized under the M Unit Plan for the year ended December 31, 2016 was $3,110,811 and includes expense related to 538 Class M unit options granted directly to PI employees as well as an allocation of expense related to PIMCO employees who provide services to PI. This amount is included in compensation and benefits in the accompanying statement of income.

AAM LP has a long-term incentive plan to reward certain key employees for PI's long-term growth and profitability. Awards are primarily based on achieving certain company growth targets and are paid at the end of three years from the date of grant. Compensation expense is recognized over the vesting period. Total expense under this program was $5,550,232 for the year ended December 31, 2016 and is included in compensation and benefits in the accompanying statement of income. This amount includes an allocation of expense related to PIMCO employees who provide services to PI.

PIMCO and PI have a Special Performance Award (SPA) as an enhancement to compensation. The SPA consists of deferred cash awards granted during 2014, which are earned and payable at various dates through mid-2017. The purpose of the program is to secure performance and to retain talent. Total expense recorded by PI related to the SPA was $10,284,097 and includes an allocation of expense for

PIMCO employees who provide services to PI. These amounts are included in compensation and benefits in the accompanying statement of income.

(7) Contingencies

The Company is subject to various pending and threatened legal actions as well as regulatory inquiries, which arise in the normal course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations. The Company expenses related legal fees as incurred.

A legal action has been filed against PIMCO and PI alleging violation of Section 36(b) of the Investment Company Act of 1940 by receiving excess compensation from the PIMCO Total Return Fund. The Company believes this claim is without merit and intends to vigorously defend the action. The ultimate outcome of this matter cannot be determined at this time.

(8) Net Capital

PI is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2016, PI had net capital of $46,694,122 for regulatory purposes, which was $42,781,743 in excess of its required net capital of $3,912,379. PI's aggregate indebtedness to net capital ratio was 1.26-to-1 as of December 31, 2016.

(9) Subsequent Event

The Company has evaluated events occurring after the statement of financial condition date (subsequent events) through February 24, 2017, the date the financial statements were available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements, noting the Company has identified the following event to disclose:

On February 9, 2017, the Company changed is exemption under Rule 15c3-3 of the Securities and Exchange Commission from Section (k)(1) to Section (k)(2)(i), in connection with the expected change in operation related to the distribution of closed-end interval funds. There is no change in the net capital requirement as a result of this change.

Schedule I

PIMCO INVESTMENTS LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2016

Member's capital	$	100,521,728
Deductions and/or charges:		
Nonallowable assets:		
Receivable from affiliates		19,962,878
Other nonallowable assets		33,864,728
		53,827,606
Net capital before other deductions		46,694,122
Other deductions		—
Net capital	$	46,694,122
Computation of basic net capital requirement:		
Aggregate indebtedness	$	58,685,651
Ratio of aggregate indebtedness to net capital		1.26-to-1
Minimum net capital required (the greater of $25,000 or 6-2/3% of aggregate indebtedness)		3,912,379
Excess net capital		42,781,743

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2016 computed by PIMCO Investments LLC in its Form X-17a-5, Part II, filed with FINRA on January 26, 2017 does not differ from the above computation, which is based upon the accompanying audited financial statements.

See accompanying report of independent registered public accounting firm.

Schedule II

PIMCO INVESTMENTS LLC

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company has claimed exemption under Section (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission. As a result of this exemption, the Company has not included the schedule "Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission."

See accompanying report of independent registered public accounting firm.

Schedule III

PIMCO INVESTMENTS LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company has claimed exemption under Section (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission. As a result of this exemption, the Company has not included the schedule "Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission."

See accompanying report of independent registered public accounting firm.

PIMCO INVESTMENTS LLC

(SEC Identification No. 8-68686)

Exemption Report

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Member
PIMCO Investments LLC:

We have reviewed management's statements, included in the accompanying PIMCO Investments LLC Exemption Report (the Exemption Report), in which (1) PIMCO Investments LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 24, 2017

PIMCO Investments LLC
(SEC Identification No. 8-68686)

Exemption Report

PIMCO Investments LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(1).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1)for the year ended December 31, 2016 without exception.

On behalf of PIMCO Investments LLC, I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Colleen Martin

Colleen Martin
Chief Financial Officer
PIMCO Investments LLC

February 24, 2017